
05005966

WEIL, GOTSHAL & MANGES

81968-0005

February 15, 2005

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America


RECD S.E.C.
FEB 15 2005
1086

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

Enc

LO1:\517419\01\B38R01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990
BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK
PRAGUE · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON, D.C

File no. 82-34674



15 February 2005

news release news release news release news release news release

Yell Group plc financial results for the nine months ended 31 December 2004

Strong growth continues. Firmly on track to meet full year expectations.

- Group turnover up 6.7% to £897.9 million; 12.5% at a constant exchange rate
- Group adjusted EBITDA up 10.0% to £286.0 million; 14.8% at a constant exchange rate
- Group adjusted profit after tax £78.0 million, excluding exceptional legal costs (£31.1 million last year, excluding exceptional IPO costs)
- Group operating cash flow less capital expenditure up 9.8% to £261.2 million; up 13.7% at a constant exchange rate
- Diluted earnings per share before amortisation and exceptional costs up 20.8% to 21.5 pence (17.8 pence last year on a pro forma basis)

Note: Earnings, profit after tax and cash flow figures stated before exceptional legal costs in our US operation of £12.8 million (£8.0 million net of tax credit) in the 2005 financial year, and exceptional IPO costs of £148.5 million (£111.3 million net of tax credit) in the 2004 financial year. Including these costs the Group made a profit after tax of £70.0 million (a loss of £80.2 million last year).

John Condron, Chief Executive Officer, said:

"Yell's consistent strategy and focused execution continue to deliver good performance across our operations both in the UK and the US and we continue to invest in them for future growth. We are confident of meeting expectations for the full year, as well as seeing a positive outlook beyond this."

John Davis, Chief Financial Officer, said:

"The Group's strong operational performance continues to drive high levels of cash generation and profitability, with over 91% of adjusted EBITDA converted to cash. Consequently net debt now stands at 2.9 times adjusted EBITDA for the last 12 months, compared with 3.3 times for the same period last year."

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2004 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/announcements

Our subsidiary, Yell Finance B.V., will furnish its results for the nine months ended 31 December 2004 to the SEC on Form 6-K on 15 February 2005.

A copy of this filing can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

	Nine months ended 31December			
	2003	2004		
	£m	£m	Change	Change at constant exchange rate [f]
Turnover [a]	841.3	**897.9**	6.7%	12.5%
Adjusted EBITDA [a] [b]	260.1	**286.0**	10.0%	14.8%
Operating cash flow [a] [c]	237.8	**261.2**	9.8%	13.7%
Adjusted diluted earnings per share (pence) [d]	17.8p	**21.5p**	20.8%	
Cash conversion [a] [e]	91.4%	**91.3%**		
Adjusted profit after tax [b]	31.1	**78.0**		
Exceptional items after tax	(111.3)	**(8.0)**		
(Loss) profit on ordinary activities after tax	(80.2)	**70.0**		

[a] Turnover, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.
[b] Adjusted items in the period ended 31 December 2003 are stated before exceptional costs arising on IPO. Adjusted items in the period ended 31 December 2004 are stated before exceptional legal costs.
[c] Cash inflow from operations before payments of exceptional items, less capital expenditure.
[d] Diluted earnings per share before amortisation and exceptional items.
[e] Operating cash flow as a percentage of adjusted EBITDA.
[f] Change at constant exchange rate states the change in current period results compared to the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

REVIEW OF OPERATING PERFORMANCE

Turnover

Group turnover increased 6.7% to £897.9 million; or 12.5% at a constant exchange rate, from £841.3 million last year.

UK operations

UK turnover increased 4.3% to £466.6 million. Turnover from printed directories grew 2.6% to £428.8 million. The effect of RPI-6% was to reduce Yellow Pages prices by an average of 3.4%. Yell.com turnover increased by 41.0% to £25.8 million.

The total number of unique print advertisers increased slightly to 354,000. The UK retention rate was in line with the first half of the year at 75% (or 74% excluding national and key accounts). The decline from 78% last year primarily reflects the substantial growth in our advertiser base over the last four years as new customers typically dilute retention.

During the nine months, we grew average turnover per unique advertiser by 2.1% to £1,210 from £1,185 last year.

In order to reflect changes in demographic, shopping and trading patterns, we rescoped seven directories into thirteen during the first nine months. We plan to rescope a further six directories in the last quarter.

Yell.com continued to grow rapidly. This reflected the growth in searchable advertisers of 41.5% to 133,000.

Overall, we are confident that UK turnover remains firmly on track to meet full year expectations.

US operations

US turnover grew 9.5% to £431.3 million. At a constant exchange rate, the increase was 21.8%; the average exchange rate was approximately $1.83: £1.00 against $1.65: £1.00 in the same period last year.

Unique advertisers increased 10.9% to 346,000 with average turnover per unique advertiser up 9.7% to $2,285 and retention up from 69% to 71%.

Organic turnover grew 15.4%. This comprised strong same-market growth of 12.3%, which benefited from the successful relaunch last year of several major former McLeod directories, and growth of 3.1% from ten new launches. The contribution to growth from acquisitions was 9.3%, mainly from Feist which we acquired in March 2004. Feist's contribution in the final quarter is expected to be a relatively smaller proportion of overall turnover growth. Growth was slowed by 2.9% owing to changes in operating practices including the intentional run down of the CCD partnership as well as production rescheduled to the final quarter.

We are confident that US turnover remains firmly on track to meet full year expectations.

Adjusted EBITDA

Group adjusted EBITDA increased by 10.0% to £286.0 million, or 14.8% at a constant exchange rate. The Group adjusted EBITDA margin increased one percentage point to 31.9%, driven by the strong US performance.

UK adjusted EBITDA rose 2.0% to £172.2 million, reflecting the continued excellent progress of Yell.com, which partially offset significant investment to support the continuing revenue growth of printed directories. Yell.com increased its EBITDA to £7.2 million from £3.7 million last year. The overall UK adjusted EBITDA margin was 36.9%, compared with 37.7% last year.

In the US, strong revenue growth and operational leverage resulted in 24.8% growth in adjusted EBITDA to £113.8 million – a 38.7% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 23.2% to 26.4%, as a result of the high conversion of revenue outperformance into profit.

Operating cash flow and net debt

The Group converted 91.3% of adjusted EBITDA to cash, as compared to 91.4% last year. Cash generation is expected to slow in the final quarter owing to planned investment in next year's US launches. Group operating cash flow increased 9.8% to £261.2 million, or 13.7% at a constant exchange rate.

Free cash flow (net cash inflow from operating activities (£263.2 million) less interest (£49.4 million) and taxation paid (£24.3 million) and purchase of fixed assets (£15.6 million)) generated during the nine months was £173.9 million. We intend to make special pensions contributions totalling £17 million, paying approximately half before the financial year end. These contributions are the first step in alleviating the level of the pension deficit and, while reducing free cash flow, will have no effect on the Group's profit and loss.

Net debt at £1,122 million, down £102 million from 31 March 2004, represents a multiple of 2.9 times adjusted EBITDA for the last 12 months.

NET RESULTS

After tax results

Profit after tax before exceptional items for the nine months to 31 December 2004 was £78.0 million, compared with an adjusted profit after tax of £31.1 million for the same period last year. This reflects the strong EBITDA growth, as well as the lower interest charges arising from the new capital structure put in place at the time of our IPO on 15 July 2003. The tax charge before exceptional items was £47.5 million, which represents 23.8% of profit before tax adjusted for goodwill amortisation and exceptional costs.

The profit after tax for the nine months ended 31 December 2004, including exceptional items, was £70.0 million. Including the exceptional costs detailed below, the loss after tax for the nine months ended 31 December 2003 was £80.2 million.

Exceptional costs

As previously reported, exceptional costs of £12.8 million (£8.0 million after tax) are the total costs after tax relating to the nine-month long litigation brought against Yellow Book, our US operation, which was settled on 7 October 2004. In the equivalent period last year exceptional costs arose entirely on our IPO and amounted to £148.5 million before tax, and £111.3 million after a tax credit of £37.2 million.

Since the half year results were announced, Yellow Book USA has been served with complaints filed as class actions in four US states by customers alleging violations of consumer protection legislation. We believe that the plaintiffs are relying on findings of the New York court in the now-settled suit brought against Yellow Book USA by Verizon. We are in consultation with our legal advisers and those of the plaintiffs as regards the merits and possible financial effect of these actions. We are unable to reliably estimate any potential cost arising from these actions at this time; therefore, we have not provided for any costs in connection with these actions.

Earnings and dividend per share

Diluted earnings per share were 21.5 pence before amortisation and exceptional costs; an increase of 20.8%. Basic earnings per share before amortisation and exceptional costs were 21.7 pence. This compares with pro forma (before amortisation and as if the IPO had occurred before the start of last year) basic earnings per share of 18.1 pence last year.

CURRENT UK REGULATORY REVIEW

The current regulatory regime is being reviewed by the Office of Fair Trading (OFT). In August last year, the OFT stated that they expected the review to be completed in the spring of this year.

In November, they announced that this review would now take the form of a Market Study under the terms of the Enterprise Act – still keeping to the spring completion date. As we have consistently stated, a Market Study can have a number of outcomes such as the withdrawal of undertakings, the acceptance by the OFT of new undertakings or a referral to the Competition Commission.

The OFT has carried out its initial information gathering exercise and is now consulting with us and other industry participants. This is a confidential dialogue and no further information can be given at this stage.

KEY OPERATIONAL INFORMATION

	Nine months ended 31 December		
	2003	2004	Change
UK printed directories			
Unique advertisers (thousands) [a]	353	354	*0.3%*
Directory editions published	68	74	
Unique advertiser retention rate (%) [b]	78	75	
Turnover per unique advertiser (£)	1,185	1,210	*2.1%*
US printed directories			
Unique advertisers (thousands) [a] [c]	312	346	*10.9%*
Directory editions published	390	401	
Unique advertiser retention rate (%) [c]	69	71	
Turnover per unique advertiser ($)	2,083	2,285	*9.7%*
Other UK products and services			
Yell.com page impressions for December (millions) [d]	46	50	*8.7%*
Yell.com searchable advertisers at 31 December (thousands)[e]	94	133	*41.5%*

(a) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for the nine months ended 31 December 2004 would have been 74%. We have not adjusted previously reported figures for the nine months ended 31 December 2003. These improvements to our systems have not affected the reporting of our financial results.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the nine months ended 31 December 2003 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Growth in page impressions is lower than in previous periods as a result of a site redesign that has reduced the number of pages a user has to access when searching Yell.com.

(e) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Nine months ended 31 December	
		2003	**2004**
		£m	***£m***
Turnover	2	841.3	**897.9**
Cost of sales		(384.5)	**(410.6)**
Gross profit		456.8	**487.3**
Distribution costs		(24.9)	**(26.1)**
Administrative expenses			
Ongoing activities		(262.3)	**(266.4)**
Exceptional items	4	(90.1)	**(12.8)**
		(352.4)	**(279.2)**
Operating profit	3	79.5	**182.0**
Net interest payable			
Ongoing activities		(112.6)	**(69.3)**
Exceptional items	4	(58.4)	**-**
		(171.0)	**(69.3)**
(Loss) profit on ordinary activities before taxation		(91.5)	**112.7**
Taxation			
On ongoing activities	5	(25.9)	**(47.5)**
On exceptional items	4,5	37.2	**4.8**
		11.3	**(42.7)**
(Loss) profit for the financial period		(80.2)	**70.0**
Interim dividend	6	(20.8)	**(29.5)**
Retained (loss) profit for the financial period		(101.0)	**40.5**
		(in pence)	***(in pence)***
Basic (loss) earnings per share	7	(15.1)	**10.0**
Diluted (loss) earnings per share	7	(15.1)	**9.9**
Earnings per share before exceptional items and goodwill amortisation [a]			
Basic	7	18.1	**21.7**
Diluted	7	17.8	**21.5**

[a] Earnings per share before exceptional items and goodwill amortisation for the nine months ended 31 December 2003 are calculated on a pro forma basis as though our IPO and debt refinancing had occurred before 1 April 2003.

With the exception of the profit for the financial period detailed above and the currency movements detailed in note 10, there have been no other recognised gains or losses.

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Nine months ended 31 December 2003	2004
		£m	£m
Net cash inflow from operating activities		223.7	**263.2**
Returns on investments and servicing of finance			
Interest paid		(94.8)	**(49.4)**
Redemption premium paid		(19.7)	-
Finance fees paid		(16.4)	-
Net cash outflow for returns on investments and servicing of finance		(130.9)	**(49.4)**
Taxation		(10.2)	**(24.3)**
Capital expenditure and financial investment			
Purchase of tangible fixed assets, net of sales proceeds		(17.9)	**(15.6)**
Net cash outflow for capital expenditure and financial investment		(17.9)	**(15.6)**
Acquisitions			
Purchase of subsidiary undertakings, net of cash acquired		(5.8)	-
Net cash outflow for acquisitions		(5.8)	-
Dividends paid	8	(20.8)	**(71.3)**
Net cash inflow before financing		38.1	**102.6**
Financing			
Issue of ordinary share capital	8	433.6	**1.4**
Expenses paid in connection with share issue		(23.7)	-
Purchase of own shares	8	-	**(6.6)**
New loans issued		1,031.0	-
Borrowings repaid	8	(1,378.4)	**(45.0)**
Net cash inflow (outflow) from financing		62.5	**(50.2)**
Increase in net cash in the period		100.6	**52.4**

	2003	2004
Reconciliation of operating profit to net cash inflow from operating activities		
Total operating profit	79.5	**182.0**
Depreciation	17.2	**17.1**
Goodwill amortisation	73.3	**74.1**
Exceptional employee costs settled in shares	49.1	-
Increase in stocks	(29.1)	**(40.2)**
Decrease in debtors	30.6	**18.2**
Increase in creditors	1.1	**7.6**
Other non-cash items	2.0	**4.4**
Net cash inflow from operating activities	223.7	**263.2**
Net cash inflow from operating activities	223.7	**263.2**
Cash payments of accrued exceptional items	32.0	**13.6**
Purchase of tangible fixed assets, net of sale proceeds	(17.9)	**(15.6)**
Net cash inflow from operating activities before payments of exceptional items and after capital expenditure	237.8	**261.2**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	At 31 March 2004 £m	At 31 December 2004 £m
Fixed assets			
Intangible assets		1,725.3	**1,623.7**
Tangible assets		45.9	**42.3**
Investment		1.8	**2.2**
Total fixed assets		1,773.0	**1,668.2**
Current assets			
Stocks		151.9	**187.0**
Debtors		460.6	**418.8**
Cash at bank and in hand	8	18.7	**68.9**
Total current assets		631.2	***674.7***
Creditors: amounts falling due within one year			
Loans and other borrowings	8,9	(85.8)	**(86.4)**
Other creditors		(273.0)	**(244.5)**
Total creditors: amounts falling due within one year		(358.8)	**(330.9)**
Net current assets		272.4	**343.8**
Total assets less current liabilities		2,045.4	**2,012.0**
Creditors: amounts falling due after more than one year			
Loans and other borrowings	8,9	(1,155.9)	**(1,104.0)**
Net assets		889.5	**908.0**
Capital and reserves			
Called up share capital	10	7.0	**7.0**
Share premium account	10	1,184.7	**1,188.6**
Profit and loss account	10	(302.2)	**(287.6)**
Equity shareholders' funds		889.5	**908.0**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies that were set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2004.

The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, employee pension costs and taxes.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

3. Operating profit and EBITDA information (continued)

Reconciliation of group operating profit to adjusted EBITDA [a]

	Nine months ended 31 December		Change
	2003	2004	%
	£m	£m	
UK operations			
Operating profit	81.7	**119.6**	
Depreciation and amortisation	51.9	**52.6**	
UK operations EBITDA	133.6	**172.2**	
Exceptional items	35.3	-	
UK operations adjusted EBITDA	168.9	**172.2**	*2.0%*
UK operations adjusted EBITDA margin	37.7%	**36.9%**	
US operations			
Operating (loss) profit	(2.2)	**62.4**	
Depreciation and amortisation	38.6	**38.6**	
US operations EBITDA	36.4	**101.0**	
Exceptional items	54.8	**12.8**	
Exchange impact [b]	-	**12.7**	
US operations adjusted EBITDA at constant exchange rate [b]	91.2	**126.5**	*38.7%*
Exchange impact [b]	-	**(12.7)**	
US operations adjusted EBITDA	91.2	**113.8**	*24.8%*
US operations adjusted EBITDA margin [c]	23.2%	**26.4%**	
Group			
Operating profit	79.5	**182.0**	
Depreciation and amortisation	90.5	**91.2**	
Group EBITDA	170.0	**273.2**	*60.7%*
Exceptional items	90.1	**12.8**	
Exchange impact [b]	-	**12.7**	
Group adjusted EBITDA at constant exchange rate [b]	260.1	**298.7**	*14.8%*
Exchange impact [b]	-	**(12.7)**	
Group adjusted EBITDA	260.1	**286.0**	*10.0%*
Group adjusted EBITDA margin	30.9%	**31.9%**	

[a] Adjusted EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

[b] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

[c] *US operations EBITDA margin including exceptional items is 23.4% in the nine months ended 31* December 2004 (2003 – 9.2%).

We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

4. Results before and after exceptional items

	Nine months ended 31 December					
	2003			2004		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m
Gross profit	456.8	-	456.8	**487.3**	-	**487.3**
Distribution costs	(24.9)	-	(24.9)	**(26.1)**	-	**(26.1)**
Administrative expenses	(262.3)	(90.1)	(352.4)	**(266.4)**	**(12.8)**	**(279.2)**
Operating profit (loss)	169.6	(90.1)	79.5	**194.8**	**(12.8)**	**182.0**
Net interest payable	(112.6)	(58.4)	(171.0)	**(69.3)**	-	**(69.3)**
Profit (loss) before taxation	57.0	(148.5)	(91.5)	**125.5**	**(12.8)**	**112.7**
Taxation	(25.9)	37.2	11.3	**(47.5)**	**4.8**	**(42.7)**
Profit (loss) for the period	31.1	(111.3)	(80.2)	**78.0**	**(8.0)**	**70.0**

Exceptional costs for the nine months to 31 December 2004 are the total costs relating to litigation brought against our US operations (see note 12). Exceptional administrative costs in the nine months ended 31 December 2003 relate to costs incurred in connection with our IPO.

5. Taxation

The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Nine months ended 31 December	
	2003	2004
	£m	£m
Profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	17.1	**37.6**
Effects of:		
Non-allowable goodwill amortization	15.7	**15.6**
US tax losses	(5.1)	**(4.2)**
Other permanent differences	(1.8)	**(1.5)**
Tax charge on ongoing activities	25.9	**47.5**
Exceptional items multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(44.6)	**(3.8)**
Effects of:	-	-
Higher rate for overseas tax	-	**(1.0)**
Items not allowed for tax purposes	7.4	-
Taxation credit on exceptional items	(37.2)	**(4.8)**
Total tax (credit) charge	(11.3)	**42.7**

6. Interim Dividend

The interim dividend of 4.2 pence per share (2003 – 3.0 pence per share) was paid on 17 December 2004 to shareholders registered at the close of business on 19 November 2004 and amounted to £29.5 million (2003 – £20.8 million).

7. Earnings (loss) per share

	Actual	Pro forma interest adjust-ments net of tax [(a)]	Exceptional costs net of tax [(b)]	Amortisation [(c)]	Adjusted
Nine months ended 31 December 2004					
Group profit for the financial period (£m)	**70.0**	**-**	**8.0**	**74.1**	**152.1**
Weighted average number of issued ordinary shares (millions) [(d)]	**700.4**	**-**			**700.4**
Basic earnings per share (pence)	**10.0**				**21.7**
Effect of share options (pence)	**(0.1)**				**(0.2)**
Diluted earnings per share (pence)	**9.9**				**21.5**
Nine months ended 31 December 2003					
Group (loss) profit for the financial period (£m)	(80.2)	21.1	111.3	73.3	125.5
Weighted average number of issued ordinary shares (millions) [(d)]	529.9	165.0			694.9
Basic (loss) earnings per share (pence)	**(15.1)**				**18.1**
Effect of share options (pence)	-				(0.3)
Diluted (loss) earnings per share (pence)	**(15.1)**				**17.8**

(a) Group losses for the nine months ended 31 December 2003 have been adjusted to exclude interest charges on the long-term debt we repaid as a result of the IPO. Interest has been added back by referring to the effective interest rates applied to the borrowings repaid from the proceeds of the IPO over the period. All interest adjustments have been tax effected at the UK corporation tax rate of 30%. The weighted average number of shares for the nine months ended 31 December 2003 has been adjusted as though the IPO happened before 1 April 2003.

(b) Exceptional items are explained in note 4.

(c) Amortisation charges presented are not adjusted for tax. The adjustment would have been £66.4 million, as opposed to £74.1 million, and £64.9 million, as opposed to £73.3 million, in 2004 and 2003, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings per share would have been 20.4 pence, as opposed to 21.5 pence, in the nine months ended 31 December 2004 and 16.6 pence, as opposed to 17.8 pence in the nine months ended 31 December 2003.

(d) The calculation of the basic and diluted earnings (loss) per ordinary share has been based on the profit (loss) for the relevant financial period and on 694.9 million shares for the nine months ended 31 December 2003, being the weighted average share capital during the period after taking into account the restructuring of the existing share capital on the IPO. For the nine months ended 31 December 2004, the calculation was based on 700.4 million shares, the weighted average share capital during the period.

8. Net debt

Analysis of net debt

	At 31 March 2004	At 31 December 2004
	£m	£m
Long-term loans and other borrowings falling due after more than one year	1,155.9	**1,104.0**
Short-term borrowings and long-term loans and other borrowings falling due within one year	85.8	**86.4**
Total debt	1,241.7	**1,190.4**
Cash at bank and in hand	(18.7)	**(68.9)**
Net debt at end of period	1,223.0	**1,121.5**

Reconciliation of movement in net debt

	Total Cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
	£m	£m	£m	£m
At 31 March 2004	18.7	(85.8)	(1,155.9)	(1,223.0)
Net cash inflow before financing and dividends paid	173.9	-	-	173.9
Dividend paid	(71.3)	-	-	(71.3)
Long term debt becoming due within one year	-	(45.0)	45.0	-
Borrowings repaid	(45.0)	45.0	-	-
Issue of ordinary share capital	1.4	-	-	1.4
Purchase of own shares	(6.6)	-	-	(6.6)
Non-cash charges	-	(0.6)	(11.9)	(12.5)
Currency movements	(2.2)	-	18.8	16.6
At 31 December 2004	**68.9**	**(86.4)**	**(1,104.0)**	**(1,121.5)**

9. Loans and other borrowings

	At 31 March 2004 [(a)]	At 31 December 2004 [(a)]
	£m	£m
Amounts falling due within one year		
Senior credit facilities [(b)]	80.0	**85.0**
Revolver loan [(b)]	5.0	**-**
Net obligations under finance leases	0.8	**1.4**
Total amounts falling due within one year	85.8	**86.4**
Amounts falling due after more than one year		
Senior credit facilities [(b)]	856.6	**800.9**
Senior notes:		
Senior sterling notes	158.1	**159.1**
Senior dollar notes	68.1	**66.0**
Senior discount dollar notes	73.1	**78.0**
Total amounts falling due after more than one year	1,155.9	**1,104.0**
Net loans and other borrowings	1,241.7	**1,190.4**

[(a)] Balances are shown net of deferred financing fees of £16.9 million at 31 December 2004 and £20.1 million at 31 March 2004.

[(b)] Yell made payments of £40.0 million in the nine months ended 31 December 2004 on amounts owed under the senior facility as required by the senior facility agreement and also repaid £5.0 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

10. Changes in equity shareholders' funds

	Share capital	Share premium	Profit and loss account	Total
	£m	£m	£m	£m
Balance at 31 March 2004	7.0	1,184.7	(302.2)	889.5
Profit on ordinary activities after taxation	-	-	70.0	70.0
Interim dividend	-	-	(29.5)	(29.5)
Ordinary share issue	-	3.9	-	3.9
Capital Accumulation Plan [(a)]	-	-	(4.7)	(4.7)
Currency movements [(b)]	-	-	(21.2)	(21.2)
Balance at 31 December 2004	**7.0**	**1,188.6**	**(287.6)**	**908.0**

[(a)] Purchase of shares (£6.6 million) and amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

[(b)] The cumulative currency translation adjustment was a £123.9 million loss at 31 December 2004 (31 March 2004 - £102.7 million loss).

11. United States Generally Accepted Accounting Principles

Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the adoption of option pricing models to value options under US GAAP in circumstances where the options are valued at £nil value under UK GAAP. Dividends are recorded, under UK GAAP, in the period in respect of which they are proposed by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net (loss) profit and shareholders' funds from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

Net (loss) profit

	Nine months ended 31 December	
	2003	**2004**
	£m	**£m**
(Loss) profit on ordinary activities after taxation under UK GAAP	(80.2)	**70.0**
Adjustment for:		
Directories in progress		
-Deferred costs	(28.7)	**(19.5)**
-Acquisition accounting[a]	-	**(4.0)**
Pensions	(6.9)	**(10.3)**
Goodwill	73.3	**74.1**
Other intangible assets	(70.2)	**(54.4)**
Derivative financial instruments	21.2	**3.4**
Employee incentive plans	(0.6)	**(2.3)**
Amortisation of deferred financing costs	-	**(0.4)**
Deferred taxation	13.2	**25.5**
Other	(1.9)	**(0.3)**
Net (loss) profit as adjusted for US GAAP	(80.8)	**81.8**

[a] Represents adjustments that arose as a result of acquisitions.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

11. United States Generally Accepted Accounting Principles (continued)

Equity shareholders' funds

	At 31 March 2004 £m	At 31 December 2004 £m
Equity shareholders' funds under UK GAAP	889.5	**908.0**
Adjustment for:		
Directories in progress	(103.2)	**(123.6)**
Pensions	(0.3)	**(10.6)**
Additional minimum pension liability	(37.9)	**(37.9)**
Goodwill	(562.3)	**(483.6)**
Other intangible assets	746.6	**684.8**
Derivative financial instruments	(3.2)	**0.2**
Deferred taxation	(182.9)	**(153.0)**
Dividends proposed	41.9	**-**
Other	2.3	**1.6**
Equity shareholders' funds as adjusted for US GAAP	790.5	**785.9**

12. Litigation

Since the half year results were announced, Yellow Book USA has been served with complaints filed as class actions in four US states by customers alleging violations of consumer protection legislation. We believe that the plaintiffs are relying on findings of the New York court in the now-settled suit brought against Yellow Book USA by Verizon. We are in consultation with our legal advisers and those of the plaintiffs as regards the merits and possible financial effect of these actions. We are unable to reliably estimate any potential cost arising from these actions at this time; therefore, we have not provided for any costs in connection with these actions.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2004, Yell published 99 directories in the United Kingdom and 536 in the United States; in the United Kingdom, where it is a clear market leader, it served 480,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 386,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.

File no. 82-34674



Yell Finance B.V.

Interim Financial Information for the
three and nine months ended 31 December 2004



OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE THREE MONTHS AND NINE MONTHS ENDED 31 DECEMBER 2004

References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

Introduction

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

Summary Results

	Three months ended 31 December		Change	Nine months ended 31 December		Change
	2003	2004		2003	2004	
	(£ in millions)			*(£ in millions)*		
Turnover	272.7	293.3	*7.6%*	841.3	897.9	*6.7%*
Cost of sales	(133.4)	(139.0)	*4.2%*	(384.5)	(410.6)	*6.8%*
Gross profit	139.3	154.3	*10.8%*	456.8	487.3	*6.7%*
Distribution costs	(7.7)	(8.4)	*9.1%*	(24.9)	(26.1)	*4.8%*
Administrative costs (including exceptional items)	(89.0)	(96.0)	*7.9%*	(352.4)	(279.2)	*(20.8)%*
Operating profit before exceptional items	42.6	49.9	*17.1%*	169.6	194.8	*14.9%*
Exceptional administrative costs	-	-		(90.1)	(12.8)	
Operating profit	42.6	49.9		79.5	182.0	
Profit for the financial period before exceptional items	9.0	14.3		31.1	59.9	
Profit (loss) for the financial period	9.0	14.3		(80.2)	51.9	
Gross profit margin (%)	*51.1*	*52.6*		*54.3*	*54.3*	
EBITDA [a]	72.5	80.0	*10.3%*	170.0	273.2	*60.7%*
EBITDA margin (%)	*26.6*	*27.3*		*20.2*	*30.4*	
EBITDA before exceptional items [b]	72.5	80.0	*10.3%*	260.1	286.0	*10.0%*
EBITDA margin (%) before exceptional items	*26.6*	*27.3*		*30.9*	*31.9*	
Cash inflow from operations before exceptional items and share based payments, less capital expenditure	84.1	90.6	*7.7%*	237.8	261.2	*9.8%*
Cash conversion before exceptional items (%) [c]	*116.0*	*113.3*		*91.4*	*91.3*	

(a) *EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".*

(b) *EBITDA before exceptional items comprises EBITDA as described above and excludes exceptional costs of £12.8 million incurred in the nine months ended 31 December 2004 relating to litigation brought against our US operations. EBITDA before exceptional items in the nine months ended 31 December 2003 excludes expenses incurred in connection with the initial public offering by our parent company, Yell Group plc, of £90.1 million.*

(c) *Cash conversion represents cash flow from operations before exceptional items and payments to our parent for shares, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".*

Yell Group Operational Information

	Nine months ended 31 December		
	2003	2004	Change
UK printed directories			
Unique advertisers (thousands) [(a)]	353	354	*0.3%*
Directory editions published	68	74	
Unique advertiser retention rate (%) [(b)]	78	75	
Turnover per unique advertiser (£)	1,185	1,210	*2.1%*
US printed directories			
Unique advertisers (thousands) [(a)] [(c)]	312	346	*10.9%*
Directory editions published	390	401	
Unique advertiser retention rate (%) [(c)]	69	71	
Turnover per unique advertiser ($)	2,083	2,285	*9.7%*
Other UK products and services			
Yell.com page impressions for December (millions) [(d)]	46	50	*8.7%*
Yell.com searchable advertisers as at 31 December (thousands) [(e)]	94	133	*41.5%*

(a) *Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

(b) *The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for the nine months ended 31 December 2004 would have been 74%. We have not adjusted previously reported figures for the nine months ended 31 December 2003. These improvements to our systems have not affected the reporting of our financial results.*

(c) *As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the nine months ended 31 December 2003 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.*

(d) *Growth in page impressions is lower than in previous periods as a result of a site redesign that has reduced the number of pages a user has to access when searching Yell.com.*

(e) *Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.*

Turnover

	Three months ended 31 December		Change	Nine months ended 31 December		Change
	2003	2004		2003	2004	
	(£ in millions)			*(£ in millions)*		
UK printed directories	122.6	127.9	*4.3%*	417.8	428.8	*2.6%*
Other UK products and services	10.3	13.7	*33.0%*	29.7	37.8	*27.3%*
Total UK turnover	132.9	141.6	*6.5%*	447.5	466.6	*4.3%*
US printed directories:						
US printed directories at constant exchange rate [(a)]	139.8	166.2	*18.9%*	393.8	479.6	*21.8%*
Exchange impact [(a)]	-	(14.5)		-	(48.3)	
Total US turnover	139.8	151.7	*8.5%*	393.8	431.3	*9.5%*
Group turnover	272.7	293.3	*7.6%*	841.3	897.9	*6.7%*

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

Group turnover during the nine months ended 31 December 2004 increased 6.7% to £897.9 million, or 12.5% at a constant exchange rate, from £841.3 million last year[1].

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

UK Turnover

UK turnover increased 4.3% to £466.6 million. Turnover from printed directories grew 2.6% to £428.8 million. The effect of RPI-6%[2] was to reduce Yellow Pages prices by an average of 3.4%. Yell.com turnover increased by 41.0% to £25.8 million.

The total number of unique print advertisers increased slightly to 354,000. The UK retention rate was in line with the first half of the year at 75% (or 74% excluding national and key accounts). The decline from 78% last year primarily reflects the substantial growth in our advertiser base over the last four years as new customers typically dilute retention.

During the nine months, we grew average turnover per unique advertiser by 2.1% to £1,210 from £1,185 last year.

1. *Throughout this report, unless otherwise indicated, references to "for the nine months" or the "nine month period" are to the nine months ended 31 December 2004 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.*

2. *Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the nine months ended 31 December 2003 and 2004, the average price of advertising in our Yellow Pages decreased by 4.8% and 3.4%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 48.1% and 46.2% of our Group turnover in the nine months ended 31 December 2003 and 2004, respectively.*

In order to reflect changes in demographic, shopping and trading patterns, we rescoped seven directories into thirteen during the first nine months of the year. We plan to rescope a further six directories in the last quarter.

Yell.com continued to grow rapidly, increasing the number of searchable advertisers by 41.5% to 133,000 at 31 December 2004.

Overall, we believe that UK turnover remains firmly on track to meet full year expectations.

US Turnover

US turnover increased by £37.5 million, or 9.5%, from £393.8 million to £431.3 million after taking into account that turnover was negatively affected by £48.3 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by £85.8 million, or 21.8%. The average exchange rate was approximately $1.83:£1.00 in the nine months ended 31 December 2004 against $1.65:£1.00 in the same period last year.

Unique advertisers increased by 10.9% to 346,000, with average turnover per unique advertiser up 9.7% to $2,285 and retention up from 69% to 71%.

Organic turnover grew 15.4%. This comprised strong same-market growth of 12.3%, which benefited from the successful relaunch last year of several major former McLeod directories, and growth of 3.1% from ten new launches. The contribution to growth from acquisitions was 9.3%, mainly from Feist which we acquired in March 2004. Feist's contribution in the final quarter is expected to be a relatively smaller proportion of overall turnover growth. Growth was slowed by 2.9% owing to changes in operating practices including the intentional run down of the CCD partnership as well as production rescheduling to the final quarter.

We believe that US turnover remains firmly on track to meet full year expectations.

Cost of Sales

	Three months ended 31 December			Nine months ended 31 December		
	2003	2004	Change	2003	2004	Change
	(£ in millions)			*(£ in millions)*		
UK printed directories	52.4	52.2	*(0.4%)*	158.5	162.3	*2.4%*
Other UK products and services	3.1	3.6	*16.1%*	9.2	10.5	*14.1%*
Total UK cost of sales	55.5	55.8	*0.5%*	167.7	172.8	*3.0%*
US printed directories:						
US printed directories at constant exchange rate [a]	77.9	91.0	*16.8%*	216.8	264.1	*21.8%*
Exchange impact [a]	-	(7.8)		-	(26.3)	
Total US cost of sales	77.9	83.2	*6.8%*	216.8	237.8	*9.7%*
Cost of sales	133.4	139.0	*4.2%*	384.5	410.6	*6.8%*

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by £5.1 million, or 3.0%, to £172.8 million in the nine months ended 31 December 2004 from £167.7 million last year. Cost of sales as a percentage of turnover decreased slightly to 37.0% compared to 37.5% for the corresponding period in the prior year.

The 21.8% increase in cost of sales at a constant exchange rate for US printed directories reflected the increase in US turnover. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 55.1%, the same as last year.

Our consolidated bad debt expense was £50.7 million, or 5.6% of Yell Group turnover in the nine months ended 31 December 2004, as compared to £47.7 million, or 5.7%, last year. The charge for UK bad debts was 4.3% of UK printed directories and other products and services turnover compared to 4.6% last year. The US bad debt expense was 7.1% of US printed directories turnover in the nine months ended 31 December 2004, as compared to 6.9% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

Gross Profit and Gross Profit Margin

	Three months ended 31 December			Nine months ended 31 December		
	2003	2004	Change	2003	2004	Change
	(£ in millions)			*(£ in millions)*		
UK printed directories	70.2	75.7	*7.8%*	259.3	266.5	*2.8%*
Other UK products and services	7.2	10.1	*40.3%*	20.5	27.3	*33.2%*
Total UK gross profit	77.4	85.8	*10.9%*	279.8	293.8	*5.0%*
US printed directories:						
US printed directories at constant exchange rate [a]	61.9	75.2	*21.5%*	177.0	215.5	*21.8%*
Exchange impact [a]	-	(6.7)		-	(22.0)	
Total US gross profit	61.9	68.5	*10.7%*	177.0	193.5	*9.3%*
Gross profit	139.3	154.3	*10.8%*	456.8	487.3	*6.7%*
Gross profit margin (%)						
UK operations	58.2	60.6		62.5	63.0	
US operations	44.3	45.2		44.9	44.9	
Group total (%)	51.1	52.6		54.3	54.3	

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

Gross profit as a percentage of Group turnover was flat at 54.3% for the nine months ended 31 December 2004 and 2003.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the nine months ended 31 December 2004, for example, our gross profit margin for our UK operations was 63.0%, compared to 44.9% for our US operations. Our overall gross profit margin is therefore affected, and will continue to be affected, by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

Distribution Costs and Administrative Costs

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by £1.2 million, or 4.8%, from £24.9 million (3.0% of Group turnover) in the nine months ended 31 December 2003 to £26.1 million (2.9% of Group turnover) in the nine months ended 31 December 2004. Our distribution costs have increased in line with the growth of our business. Group distribution costs increased by 12.0% at a constant exchange rate.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs decreased from £352.4 million to £279.2 million in the nine months ended 31 December 2004. Administrative costs excluding exceptional charges of £12.8 million in 2004 and £90.1 million in 2003 increased by £4.1 million, or 1.6%, from last year. Group administrative costs excluding exceptional charges increased by £23.3 million at a constant exchange rate.

Group Operating Profit, EBITDA and EBITDA before Exceptional Items

	Three months ended 31 December		Change	Nine months ended 31 December		Change
	2003	2004		2003	2004	
	(£ in millions)			(£ in millions)		
UK operations						
Operating profit, including exceptional items	22.9	22.5		81.7	119.6	
Depreciation and amortisation	17.1	17.5		51.9	52.6	
UK operations EBITDA	40.0	40.0		133.6	172.2	
Exceptional items	-	-		35.3	-	
UK operations EBITDA before exceptional items	40.0	40.0	*0.0%*	168.9	172.2	*2.0%*
US operations						
Operating profit, including exceptional items	19.7	27.4		(2.2)	62.4	
Depreciation and amortisation	12.8	12.6		38.6	38.6	
US operations EBITDA	32.5	40.0		36.4	101.0	
Exceptional items	-	-		54.8	12.8	
US operations EBITDA before exceptional items	32.5	40.0	*23.1%*	91.2	113.8	*24.8%*
US operations EBITDA before exceptional items at constant exchange rate [(a)]	32.5	43.9	*35.1%*	91.2	126.5	*38.7%*
Group						
Operating profit, including exceptional items	42.6	49.9		79.5	182.0	
Depreciation and amortisation	29.9	30.1		90.5	91.2	
Group EBITDA	72.5	80.0	*10.3%*	170.0	273.2	*60.7%*
Group						
Operating profit before exceptional items	42.6	49.8		169.6	194.8	
Depreciation and amortisation	29.9	30.2		90.5	91.2	
Group EBITDA before exceptional items	72.5	80.0	*10.3%*	260.1	286.0	*10.0%*
Group EBITDA before exceptional items at constant exchange rate [(a)]	72.5	83.9	*15.7%*	260.1	298.7	*14.8%*
EBITDA margin (%)						
UK operations	30.1	28.2		29.9	36.9	
US operations	23.2	26.4		9.2	23.4	
EBITDA margin before exceptional items (%)						
UK operations	30.1	28.2		37.7	36.9	
US operations	23.2	26.4		23.2	26.4	

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.*

Group EBITDA before exceptional costs increased 10.0% to £286.0 million, or 14.8% at a constant exchange rate. The Group adjusted EBITDA margin increased one percentage point to 31.9%, driven by the strong US performance.

UK EBITDA before exceptional costs rose 2.0%, or £3.3 million to £172.2 million, reflecting the continued excellent progress of Yell.com, which partially offset significant investment to support continuing revenue growth of our printed directories. Yell.com increased its EBITDA to £7.2 million (operating profit of £5.8 million with depreciation of £1.4 million added back) from £3.7 million last year (operating profit of £2.1 million with depreciation of £1.6 million added back). The UK EBITDA margin was 36.9%, compared with 37.7% in the previous year after excluding exceptional IPO costs.

In the US, strong revenue growth and operational leverage resulted in 24.8% growth in EBITDA before exceptional costs to £113.8 million from £91.2 million last year, or 38.7% growth at a constant exchange rate. The US EBITDA margin of 23.4% is significantly higher than last year's margin of 9.2%, which was suppressed by the exceptional costs of our parent's initial public offering. Excluding exceptional costs, the US EBITDA margin increased from 23.2% to 26.4% as a result of the high conversion of revenue outperformance into profit.

Net Interest Payable

Net interest payable was £95.1 million in the nine months ended 31 December 2004, a decrease of £17.5 million from £112.6 million last year before exceptional interest charges of £58.4 million. The decrease is a result of the new capital structure which our parent company put in place following its initial public offering last year. Net interest expense comprised £57.5 million of net interest paid or to be paid within a six-month period, £7.8 million of interest rolled up into our long-term debt, £4.0 million of amortised financing costs and £25.8 million of interest payable to our parent company.

Taxation

The taxation charge was £39.8 million for the nine months ended 31 December 2004 before exceptional tax credits of £4.8 million, and £25.9 million last year before exceptional tax credits of £37.2 million. We expect the future taxation charges to increase once we have recognised the net operating losses that are available to offset future taxable income in the United States.

Net Profit (Loss)

The net profit was £51.9 million for the nine months ended 31 December 2004 compared to a net loss of £80.2 million for the same period in the prior year. Excluding the effect of the exceptional items, the net profit for the nine months ended 31 December 2004 would have been £59.9 million, compared to £31.1 million in 2003. This increase in profit reflects the turnover growth, margin improvements in the United States and substantial savings brought about by the new capital structure.

Liquidity and Capital Resources

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a £200 million revolving credit facility as part of the senior credit facilities, which expires on 7 July 2008.

Cash Flows

	Three months ended 31 December		Nine months ended 31 December	
	2003	**2004**	**2003**	**2004**
	(£ in millions)		*(£ in millions)*	
Net cash inflow from operating activities	88.5	90.4	183.1	260.7
Net cash outflow from returns on investments and servicing of finance	(33.2)	(11.0)	(148.5)	(49.4)
Taxation	(5.6)	(6.7)	(10.2)	(21.5)
Net cash outflow for capital expenditure and acquisitions	(10.0)	(6.9)	(23.7)	(15.6)
Purchase of parent company shares for employee trust	-	(6.6)	-	(6.6)
Net cash inflow before financing	39.7	59.2	0.7	167.6
Net cash inflow (outflow) from financing	2.0	(29.9)	103.5	(115.4)
Increase in cash in the period	41.7	29.3	104.2	52.2

Net cash inflow from operating activities for the nine months ended 31 December 2004 was £260.7 million, compared with a net inflow of £183.1 million for the nine months ended 31 December 2003. The net inflow last year was suppressed by large one-off payments for costs related to our parent's initial public offering. The remaining increase from last year is primarily driven by the improvement in operating profit partially offset by investment in working capital.

Net cash outflow from returns on investments and servicing of finance was £49.4 million of cash-pay interest for the nine months ended 31 December 2004. This compares to £148.5 million for the nine months ended 31 December 2003, which included one-off payments of £35.8 million associated with refinancing the group at the time of our parent's initial public offering.

Net cash outflow for capital expenditure and acquisitions comprises capital expenditure on fixed assets and purchases of businesses, net of cash acquired. Capital expenditure in the nine months ended 31 December 2004 was £15.6 million compared to £17.9 million in the same period last year. In the same period last year there was also £5.8 million of cash outflows relating to the purchase of subsidiary undertakings. The £6.6 million cash outflow for the purchase of parent company shares relates to shares bought and held in trust for an employee incentive plan.

The net increase in cash is stated before the effects of foreign currency exchange movements. Foreign currency exchange movements had the effect of reducing the increase in cash on hand and in bank by £2.6 million and £2.1 million, respectively, in the three and nine months ended 31 December 2004.

Cash Conversion

The cash inflow from operations after capital expenditure but before payments of exceptional items and share based settlements was £261.2 million for the nine months ended 31 December 2004 and £237.8 million last year. This was an increase of 9.8% after accounting for foreign currency exchange movements, or 13.7% at a constant exchange rate. This underlying cash performance ("operating cash flow") is used by management to monitor business performance. In this performance measure we included capital expenditure for the nine months ended 31 December 2004 and 2003 of £15.6 million and £17.9 million, respectively. We excluded payments of exceptional items totalling £13.6 million and £70.6 million during the nine months ended 31 December 2004 and 2003, respectively. We excluded share based payments totalling £2.5 million in the nine months ended 31 December 2004 and £2.0 million in the nine months ended 31 December 2003.

Our performance measure operating cash flow of £261.2 million for the nine months ended 31 December 2004 as a percentage of EBITDA before exceptional items of £286.0 million was 91.3% ("cash conversion"). The performance measure operating cash flow of £237.8 million for the nine months ended 31 December 2003 as a percentage of EBITDA before exceptional items of £260.1 million was 91.4%. Cash conversion can vary quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. Cash conversion is expected to slow in the final quarter owing to planned investment in next year's US launches.

Capital Resources

At 31 December 2004, we had cash of £68.5 million, compared to £18.4 million at 31 March 2004.

We intend to make special pension contributions totalling £17 million, paying approximately half before the financial year end. These contributions are the first step in alleviating the level of pension deficit and, while reducing cash flow from operations, will have no effect on amounts presented in our consolidated profit and loss accounts.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services and special pension contributions, would be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of £1,647.0 million at 31 December 2004, compared to £2,096.4 million at 31 March 2004 as set out below.

	At 31 March 2004	**At 31 December 2004**
	(£ in millions)	
Long-term loans and other borrowings		
Term Loan A1 – denominated in sterling	624.0	584.0
Term Loan A2 – denominated in US dollars	323.8	311.1
Term Loan – Senior revolving credit facility	5.0	-
Senior notes	308.2	309.9
Other	0.8	1.4
Total debt owed to third parties	1,261.8	1,206.4
Subordinated parent company loans	873.1	525.1
Total debt, including subordinated parent company loans	2,134.9	1,731.5
Unamortised financing costs	(20.1)	(16.0)
Total debt, net of unamortised financing costs	2,114.8	1,715.5
Cash at bank	(18.4)	(68.5)
Net debt at end of the period	2,096.4	1,647.0

From 1 April 2004, all European companies in the Yell Group are subject to new transfer pricing and thin capitalisation rules for tax purposes. Yell Finance B.V. issued shares in April 2004 for a value of £300.0 million to settle subordinated parent company loans as a response to these rules. We also funded our parent company's dividend obligations by paying £70.0 million in cash to settle subordinated parent company loans in the nine months ended 31 December 2004. Yell Group made payments during the nine months ended 31 December 2004 of £40.0 million on the senior credit facility as required by the senior credit facility agreement, as well as repaying £5.0 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

Net third-party debt, excluding subordinated parent company loans, of £1,121.9 million as a multiple of EBITDA before exceptional items over the last 12 months of £386.0 million was 2.9. This compares to a multiple of 3.4 at 31 March 2004.

Debt Obligations

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA.

Other Matters

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements other than the hedges discussed below.

Market-Related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the Senior Facilities Agreement dated 8 July 2003 we were required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceased once the Group Leverage Ratio fell below 3.5 times "EBITDA" (as defined in the Senior Facilities Agreement). Over the period to December 2006 we have fixed interest initially on approximately 50% of the indebtedness under the senior credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 65% of our total gross debt until December 2006, falling to approximately 32% thereafter. At 31 December 2004, we had £0.2 million net unrecognised gains on interest rate swaps that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 *"Accounting for Derivative Instruments and Hedging Activities"*, as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 38.1% of our external debt and 32.0% of our net external interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 19.0%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 31 December 2004, we had £452.9 million of borrowings denominated in US dollars net of deferred financing fees, and £885.9 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the nine months ended 31 December 2004. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our interest charge for the nine months ended 31 December 2004 would vary by approximately £3.2 million higher or lower, respectively, taking into account our hedging arrangements, or £9.2 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable for the nine months ended 31 December 2004 would have been approximately £1.5 million lower or £1.8 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

Litigation

On 22 January 2004, Verizon Communications Inc. ("Verizon") filed suit in New York alleging that sales and marketing communications published by Yellow Book USA were misleading and caused Verizon to lose revenue. On 7 October 2004, the court delivered its final judgment in which it approved the terms of a settlement agreement reached between the parties.

Since the current year's half year results were announced, Yellow Book USA has been served with complaints filed as class actions in four US states by customers alleging violations of consumer protection legislation. We believe that the plaintiffs are relying on findings of the New York court in the now-settled suit brought against Yellow Book USA by Verizon. We are in consultation with our legal advisers and those of the plaintiffs as regards the merits and possible financial effect of these actions. We are unable to reliably estimate any potential cost arising from these actions at this time; therefore, we have not provided for any costs in connection with these actions.

Current UK Regulatory Review

The current regulatory regime is being reviewed by the Office of Fair Trading (OFT). In August last year, the OFT stated that they expected the review to be completed in the spring of this year.

In November, they announced that this review would now take the form of a Market Study under the terms of the Enterprise Act – still keeping to the spring completion date. As we have consistently stated, a Market Study can have a number of outcomes such as the withdrawal of undertakings, the acceptance by the OFT of new undertakings or a referral to the Competition Commission.

The OFT has carried out its initial information gathering exercise and is now consulting with us and other industry participants. This is a confidential dialogue and no further information can be given at this stage.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

It is expected that developments in IFRS will continue between now and our 2006 financial year, and consequently there is uncertainty about exactly what we will be required to report under IFRS from 1 April 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards, the European Union adopts the published standards and the SEC issues formal guidance on transitional reporting requirements. Please read the section entitled "Operating and Financial Review and Prospects – International Financial Reporting Standards" in the 31 March 2004 Annual report on Form 20-F filed with the SEC on 8 June 2004 for a description of IFRS standards issued. The UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP. It is possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

We will report our results from 1 April 2005 in accordance with IFRS with comparative information for the relevant periods restated in accordance with IFRS. We have established a working party to assess the effects of IFRS on our financial reporting and to prepare for adoption of IFRS from 1 April 2005.

Critical Accounting Estimates

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the SEC on 8 June 2004. A discussion of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain are also contained in that document.

Consolidated Results of our Parent Company

We have included the financial information of our parent company, Yell Group plc, and its subsidiaries, as an exhibit with the consolidated financial information of Yell Finance B.V., in order to disclose what our parent company reports to the London Stock Exchange and to satisfy the requirement of our parent company to produce a UK GAAP to US GAAP reconciliation for US employees.

File no. 82-34674

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Nine months ended 31 December 2003	2004
		(£ in millions)	
Turnover	2	841.3	897.9
Cost of sales		(384.5)	(410.6)
Gross profit		456.8	487.3
Distribution costs		(24.9)	(26.1)
Administrative expenses			
Ordinary items		(262.3)	(266.4)
Exceptional items	4	(90.1)	(12.8)
		(352.4)	(279.2)
Operating profit	3	79.5	182.0
Net interest payable			
Ordinary items		(112.6)	(95.1)
Exceptional items	4	(58.4)	-
		(171.0)	(95.1)
(Loss) profit on ordinary activities before taxation		(91.5)	86.9
Taxation			
Before exceptional items	5	(25.9)	(39.8)
On exceptional items	4,5	37.2	4.8
		11.3	(35.0)
(Loss) profit for the financial period		(80.2)	51.9

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Nine months ended 31 December 2003	2004
	(£ in millions)	
(Loss) profit for the financial period	(80.2)	51.9
Currency movements	(51.2)	(21.2)
Total recognised (losses) gains for the financial period	(131.4)	30.7

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Three months ended 31 December 2003	2004
		(£ in millions)	
Turnover	2	272.7	293.3
Cost of sales		(133.4)	(139.0)
Gross profit		139.3	154.3
Distribution costs		(7.7)	(8.4)
Administrative expenses		(89.0)	(96.0)
Operating profit	3	42.6	49.9
Net interest payable		(24.4)	(27.0)
Profit on ordinary activities before taxation		18.2	22.9
Taxation		(9.2)	(8.6)
Profit for the financial period		9.0	14.3

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Three months ended 31 December 2003	2004
	(£ in millions)	
Profit for the financial period	9.0	14.3
Currency movements	(31.3)	(29.5)
Total recognised losses for the financial period	(22.3)	(15.2)

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Nine months ended 31 December	
	2003	2004
	(£ in millions)	
Net cash inflow from operating activities	183.1	260.7
Returns on investments and servicing of finance		
Interest paid	(112.4)	(49.4)
Redemption premium paid	(19.7)	-
Finance fees paid	(16.4)	-
Net cash outflow for returns on investments and servicing of finance	(148.5)	(49.4)
Taxation	(10.2)	(21.5)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(17.9)	(15.6)
Purchase of shares in parent company for employee trust	-	(6.6)
Net cash outflow for capital expenditure and financial investment	(17.9)	(22.2)
Acquisitions		
Purchase of subsidiary undertakings, net of cash acquired	(5.8)	-
Net cash outflow for acquisitions	(5.8)	-
Net cash inflow before financing	0.7	167.6
Financing		
Issue of ordinary share capital and capital contributions received, net of issue costs	304.4	-
New loans issued	1,077.5	-
Borrowings repaid	(1,278.4)	(115.4)
Net cash inflow (outflow) from financing	103.5	(115.4)
Increase in cash in the period	104.2	52.2

	2003	2004
Total operating profit	79.5	182.0
Depreciation	17.2	17.1
Goodwill amortisation	73.3	74.1
Increase in stocks	(29.1)	(40.2)
Decrease in debtors	30.6	18.2
Increase in creditors	1.1	7.6
Other non-cash expenses	10.5	1.9
Net cash inflow from operating activities	183.1	260.7

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Three months ended 31 December 2003	2004
	(£ in millions)	
Net cash inflow from operating activities	88.5	90.4
Returns on investments and servicing of finance		
Interest paid	(32.9)	(11.0)
Finance fees paid	(0.3)	-
Net cash outflow for returns on investments and servicing of finance	(33.2)	(11.0)
Taxation	(5.6)	(6.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(7.3)	(6.9)
Purchase of shares in parent company for employee trust	-	(6.6)
Net cash outflow for capital expenditure and financial investment	(7.3)	(13.5)
Acquisitions		
Purchase of subsidiary undertakings, net of cash acquired	(2.7)	-
Net cash outflow for acquisitions	(2.7)	-
Net cash inflow before financing	39.7	59.2
Financing		
New loans issued	2.0	-
Borrowings repaid	-	(29.9)
Net cash inflow (outflow) from financing	2.0	(29.9)
Increase in cash in the period	41.7	29.3
Total operating profit	42.6	49.9
Depreciation	5.8	5.6
Goodwill amortisation	24.1	24.5
Increase in stocks	(7.5)	(13.1)
Decrease in debtors	9.8	21.1
Increase in creditors	13.7	1.7
Other non-cash expenses	-	0.7
Net cash inflow from operating activities	88.5	90.4

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)	Notes	At 31 March 2004	At 31 December 2004
		(£ in millions)	
Fixed assets			
Intangible assets		1,725.3	1,623.7
Tangible assets		45.9	42.3
Investment		7.6	13.0
Total fixed assets		1,778.8	1,679.0
Current assets			
Stocks		151.9	187.0
Debtors	7	460.6	415.1
Cash at bank and in hand	6	18.4	68.5
Total current assets		630.9	670.6
Creditors: amounts falling due within one year			
Loans and other borrowings	6,9	(127.7)	(145.3)
Other creditors	8	(231.0)	(239.5)
Total creditors: amounts falling due within one year		(358.7)	(384.8)
Net current assets		272.2	285.8
Total assets less current liabilities		2,051.0	1,964.8
Creditors: amounts falling due after more than one year			
Loans and other borrowings	6,9	(1,987.1)	(1,570.2)
Net assets		63.9	394.6
Capital and reserves			
Called up share capital	10	0.1	0.1
Share premium account	10	305.4	605.4
Profit and loss account deficit	10	(241.6)	(210.9)
Equity shareholders' funds	10	63.9	394.6

The accompanying unaudited condensed notes are an integral part of these financial statements.

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation and consolidation

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2004 contained in the Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004.

The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the SEC on 8 June 2004, which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2004.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs, acquisition accounting and taxes.

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Turnover

	Nine months ended 31 December	
	2003	2004
	(£ in millions)	
UK printed directories	417.8	428.8
Other products and services	29.7	37.8
Total UK turnover	447.5	466.6
Total US turnover	393.8	431.3
Group turnover	841.3	897.9

	Three months ended 31 December	
	2003	2004
	(£ in millions)	
UK printed directories	122.6	127.9
Other products and services	10.3	13.7
Total UK turnover	132.9	141.6
Total US turnover	139.8	151.7
Group turnover	272.7	293.3

3. Operating profit

	Nine months ended 31 December	
	2003	2004
	(£ in millions)	
UK printed directories	81.7	110.1
Other products and services	-	9.5
Total UK operating profit	81.7	119.6
Total US operating (loss) profit	(2.2)	62.4
Operating profit	79.5	182.0

	Three months ended 31 December	
	2003	2004
	(£ in millions)	
UK printed directories	21.4	19.5
Other products and services	1.5	3.0
Total UK operating profit	22.9	22.5
Total US operating profit	19.7	27.4
Operating profit	42.6	49.9

We do not allocate interest or taxation charges by product or geographic segment.

YELL FINANCE B.V. AND SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

4. Results before and after exceptional items

	Nine months ended 31 December					
	2003			2004		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	(£ in millions)					
Gross profit	456.8	-	456.8	487.3	-	487.3
Distribution costs	(24.9)	-	(24.9)	(26.1)	-	(26.1)
Administrative costs	(262.3)	(90.1)	(352.4)	(266.4)	(12.8)	(279.2)
Operating profit (loss)	169.6	(90.1)	79.5	194.8	(12.8)	182.0
Net interest payable	(112.6)	(58.4)	(171.0)	(95.1)	-	(95.1)
Profit (loss) before taxation	57.0	(148.5)	(91.5)	99.7	(12.8)	86.9
Taxation	(25.9)	37.2	11.3	(39.8)	4.8	(35.0)
Profit (loss) for the period	31.1	(111.3)	(80.2)	59.9	(8.0)	51.9

There were no exceptional costs in the three months ended 31 December 2003 or the three months ended 31 December 2004.

Exceptional administrative costs of £12.8 million in the nine months ended 31 December 2004 are the total costs relating to litigation brought against our US operations by Verizon. The exceptional tax credits in the nine months ended 31 December 2004 represent the effective tax on the exceptional items before tax.

Exceptional administrative costs in the nine months ended 31 December 2003 relate to costs incurred in connection with the initial public offering of our parent company. Of the £90.1 million exceptional administrative costs, £35.3 million relates to our UK business and £54.8 million to our US business. The exceptional interest payable in the nine months ended 31 December 2003 comprises £19.7 million bond redemption premium, £30.0 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and an £8.7 million exceptional charge from our parent company for the accelerated amortisation of deferred financing fees on debt settled in July 2003. The exceptional tax credits in the nine months ended 31 December 2003 represent the effective tax on the exceptional items before tax.

YELL FINANCE B.V. AND SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

5. Taxation

The effective tax rate for the nine months ended 31 December 2004 and 2003 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below.

	Nine months ended 31 December	
	2003	2004
	(£ in millions)	
Profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	17.1	29.9
Effects of:		
Non-allowable goodwill amortisation	15.7	15.6
US tax losses	(5.1)	(4.2)
Other permanent differences	(1.8)	(1.5)
	25.9	39.8
Exceptional items multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(44.6)	(3.8)
Effects of:		
Items not allowed for tax purposes	7.4	-
Higher rate for overseas tax	-	(1.0)
	(37.2)	(4.8)
Net (credit) charge on profit before tax	(11.3)	35.0

6. Net debt

Analysis of net debt

	At 31 March 2004	At 31 December 2004
	(£ in millions)	
Long-term loans and other borrowings falling due after more than one year	1,987.1	1,570.2
Short-term borrowings and long-term loans and other borrowings falling due within one year	127.7	145.3
Total debt	2,114.8	1,715.5
Cash at bank and in hand	(18.4)	(68.5)
Net debt at end of period	2,096.4	1,647.0

YELL FINANCE B.V. AND SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

6. Net debt (continued)

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
		(£ in millions)		
At 31 March 2004	18.4	(127.7)	(1,987.1)	(2,096.4)
Net cash inflow before financing	167.6	-	-	167.6
Long term debt becoming due within one year	-	(132.4)	132.4	-
Borrowings repaid to third parties	(45.0)	45.0	-	-
Borrowings repaid to parent company	(70.4)	70.4	-	-
Borrowings owed to parent company settled by issuing share capital	-	-	300.0	300.0
Non-cash charges	-	(0.6)	(34.3)	(34.9)
Currency movements	(2.1)	-	18.8	16.7
At 31 December 2004	68.5	(145.3)	(1,570.2)	(1,647.0)
At 30 September 2004	41.8	(174.0)	(1,587.7)	(1,719.9)
Net cash inflow before financing	59.2	-	-	59.2
Long term debt becoming due within one year	-	(0.4)	0.4	-
Borrowings repaid to parent company	(29.9)	29.9	-	-
Non-cash charges	-	(0.8)	(9.0)	(9.8)
Currency movements	(2.6)	-	26.1	23.4
At 31 December 2004	68.5	(145.3)	(1,570.2)	(1,647.0)

7. Debtors

	At 31 March 2004	At 31 December 2004
	(£ in millions)	
Trade debtors	401.9	378.6
Other debtors	8.7	8.0
Accrued income	4.7	0.7
Prepayments	10.6	10.6
Deferred tax asset	34.7	17.2
Total debtors	460.6	415.1

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

8. Other creditors

	At 31 March 2004	At 31 December 2004
	(£ in millions)	
Trade creditors	26.0	10.9
Corporation tax	16.2	16.3
Other taxation and social security	22.9	14.9
Other creditors	4.4	5.7
Accrued expenses	89.7	96.2
Deferred income	71.8	95.5
Total creditors falling due within one year	231.0	239.5

9. Loans and other borrowings

	At 31 March 2004	At 31 December 2004
	(£ in millions)	
Amounts falling due within one year		
Senior credit facilities [a]	80.0	85.0
Revolving loan under senior credit facilities [a]	5.0	-
Subordinated parent company loan	41.9	58.9
Net obligations under finance leases	0.8	1.4
Net amounts falling due within one year	127.7	145.3
Amounts falling due after more than one year		
Senior credit facilities	867.8	810.1
Senior notes:		
Senior sterling notes	162.5	162.5
Senior dollar notes	70.6	67.9
Senior discount dollar notes	75.1	79.5
Subordinated parent company loan [b]	831.2	466.2
Amounts falling due after more than one year	2,007.2	1,586.2
Unamortised finance fees	(20.1)	(16.0)
Net amounts falling due after more than one year	1,987.1	1,570.2
Net loans and other borrowings	2,114.8	1,715.5

(a) We made repayments totalling £40.0 million on amounts owed under the senior facility as required by the senior facility agreement and also repaid £5 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

(b) In April 2004 Yell Finance B.V. issued 10 shares for £300.0 million as settlement of amounts owed to its parent company, Yell Group plc. Yell Finance B.V. also funded its parent company's dividend obligations by paying £70.0 million in cash to settle subordinated parent company loans in the nine months ended 31 December 2004.

10. Changes in equity shareholders' funds

	Share capital	Share premium	Profit and loss account	Total
		(£ in millions)		
Balance at 31 March 2004	0.1	305.4	(241.6)	63.9
Profit for the period	-	-	51.9	51.9
Issue of ordinary shares [a]	-	300.0	-	300.0
Currency movements [b]	-	-	(21.2)	(21.2)
Balance at 31 December 2004	0.1	605.4	(210.9)	394.6
Balance at 30 September 2004	0.1	605.4	(195.7)	409.8
Profit for the period	-	-	14.3	14.3
Currency movements [b]	-	-	(29.5)	(29.5)
Balance at 31 December 2004	0.1	605.4	(210.9)	394.6

(a) In April 2004 Yell Finance B.V. issued 10 shares for £300.0 million as settlement of amounts owed to its parent company, Yell Group plc.

(b) The cumulative foreign currency translation adjustment was a £123.9 million loss at 31 December 2004 (31 March 2004 - £102.7 million loss).

11. Litigation

On 22 January 2004, Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA were misleading and caused Verizon to lose revenue. On 7 October 2004, the court delivered its final judgment in which it approved the terms of a settlement agreement reached between the parties.

Since the current year's half year results were announced, Yellow Book USA has been served with complaints filed as class actions in four US states by customers alleging violations of consumer protection legislation. We believe that the plaintiffs are relying on findings of the New York court in the now-settled suit brought against Yellow Book USA by Verizon. We are in consultation with our legal advisers and those of the plaintiffs as regards the merits and possible financial effect of these actions. We are unable to reliably estimate any potential cost arising from these actions at this time; therefore, we have not provided for any costs in connection with these actions.